SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004.

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

            Form 20-F ☒   Form 40-F ☐

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

            Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes ☐   No ☒

This Report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statement on Form F-3 (No. 333-110470) and in the prospectus contained in the registration statement on Form F-4 (No. 333-110475) of Coca-Cola HBC Finance B.V. and Coca-Cola Hellenic Bottling Company S.A. and to be part thereof from the date on which this Report has been filed, to the extent not superceded by documents or reports subsequently filed or furnished.

Table of Contents

1.	Press release of 20 January, 2004
2.	Press release of 28 January, 2004

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

announces commencement of trading of new shares

due to the exercise of stock options by employees

Athens, Greece — January 20, 2004 — Coca-Cola Hellenic Bottling Company S.A.   (Coca-Cola HBC, CCHBC), announced today that 256,681 new shares issued as a result of the exercise of stock options by employees of CCHBC and its affiliated companies will commence trading on 22 January 2004.  As previously announced, the new shares were issued pursuant to a share capital increase in the amount of €128,340.50, which was approved by the Board of Directors on 23 December 2003.  After the increase, CCHBC’s share capital amounts to €118,462,638.50 and is divided in 236,925,277 shares with a nominal value of €0,50 each.  The total cash sum received upon the exercise of shares by participants in CCHBC’s stock option plan was €3,371,556.03.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Stock Exchange (ASE:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Company Contacts: Coca-Cola HBC Melina Androutsopoulou Investor Relations Director	Tel: (+30) 210 618 3229 e-mail: investor.relations@cchbc.com

Coca-Cola HBC Thalia Chantziara Investor Relations Analyst	Tel: (+30) 210 618 3124 e-mail: thalia.chantziara@cchbc.com

European Press Contact: Financial Dynamics Greece Alastair Hetherington	Tel: 0044 207 269 7100 Mobile: +44 7909 925 805 e-mail: alastair.hetherington@fd.com

U.S. Press Contact: Financial Dynamics Brian Maddox Lindsay Hatton	Tel: (+1) 212 850 5600 e-mail: bmaddox@fdmw.com e-mail: lhatton@fd-us.com,

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

announces completion of Gotalka acquisition in Croatia

Athens, Greece — January 28, 2004 — Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola HBC”, “CCHBC”) announced today the completion of its acquisition of the Croatian mineral water Company Gotalka d.o.o. The transaction is part of Coca-Cola CCHBC’s joint acquisition strategy with The Coca-Cola Company.

The acquisition involves a production facility at Budinšćina and the company’s mineral water brand Bistra.

Doros Constantinou, Managing Director of CCHBC, commented: “The Bistra brand has significant potential and will enable our business in Croatia to expand into the promising water segment there. It is a small acquisition with no material impact on the group’s financial results, and is very much in line with our strategy to broaden the selection of non-alcoholic beverages that we offer to our consumers.”

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Stock Exchange (ASE:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

ENQUIRIES:

Company Contacts: Coca-Cola HBC Melina Androutsopoulou Director of Investor Relations	Tel: +30 210 618 3229 e-mail: melina.androutsopoulou@cchbc.com

Coca-Cola HBC Thalia Chantziar Investor Relations Analyst	Tel: +30 210 618 3124 e-mail: thalia.chantziara@cchbc.com

European Press Contact: Alastair Hetherington FD Athens	Tel: ++30 210 725 8194 Mobile: +30 694 775 2284 e-mail: alastair.hetherington@fd.com

U.S. Press Contact: Brian Maddox FD Morgen-Walke	Tel: +1 212 850 5600 e-mail: bmaddox@fdmw.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 9914 www.coca-colahbc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name:	Jan Gustavsson
Title:	General Counsel & Company Secretary

Date:  February 2, 2004